00:00
and we're back here on open boogie-down
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grind cafe is a community owned it
00:04
operated and the Bronx is first hip hop
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coffee shop in the Hunts Point section
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of the Bronx with a grind never stops
00:12
here tell us more about it is majora
00:14
Carter order the boogie down grind cafe
00:17
good thank you
00:20
listen talk to us about this because you
00:22
know it means that we are paying homage
00:30
you know to the legacy that is
00:32
culturally ours as a South Bronx
00:35
residents I was I was born and raised
00:37
and in the 70s oh I was here when it
00:39
happened and we're really just wanted
00:42
some people to see that this is what it
00:44
is and so our wall was curated to really
00:46
reflect being the like the real seminal
00:49
figures you know in hip-hop to begin
00:51
with they were even like flyers from
00:53
some of the original old you know like
00:55
jams that would happen like on street
00:57
corners it oh it was awesome and so
00:59
we're really excited but and we but

01:01
what's really important is that this is
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a social gathering space for our
01:05
community that is locally owned by
01:07
families from the South Bronx so it's
01:10
not money coming into the community then
01:12
leaving it right away
01:13
it's like we employ locally and you know
01:15
we pay homage to the you know the roots
01:18
of our borough while we're creating you
01:20
know wealth and economic development
01:22
within our space and providing a really
01:24
beautiful space for people in our
01:25
community to hang out in talk to me
01:27
about for community by community what's
01:29
that mean yeah I mean it's simply it's
01:31
about community economic and self
01:34
empowerment it's about why or why is it
01:37
that people in our own community are not
01:38
actually owning the businesses that are
01:40
there why are we often not even knowing
01:42
the homes that are there this is one of
01:44
the our approach to real estate
01:46
development is also about how do we
01:48
inform our neighbors about really being

01:50
a part of the process of creating
01:52
development that is bias and for us so
01:54
that we are the ultimate beneficiaries
01:56
of it so talk to us about the menu Wow
02:00
well again this is all about so we have
02:02
you can come and you get a big panini
02:05
[Laughter]
02:09
you can also get a grandmaster
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frappe
02:13
yeah so it's all of that but we also
02:15
make sure that we provide healthy
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options as well we even for all about
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big big paninis
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we actually sneak in almost a whole cup
02:24
of servings of grain of greens in it to
02:27
make sure because just in case people
02:28
are not getting that daily recommended
02:30
allowance of some vegetables we're at
02:32
least trying to help them along the way
02:33
we have a whole suite of non-dairy milks
02:37
as well so that you can real and beyond
02:39
all of our baristas or a specialty
02:41
trained and really making sure that
02:42
their drink there's whatever it is is

02:44
the best it's gonna be yeah ours yes so
02:48
we are open from during the week from
02:50
7:00 to 6:00 but we're going to be
02:52
getting a wine and beer license so that
02:54
will be actually open till 11:00 pretty
02:55
soon and then on the weekend from 9:00
02:57
to 6:00 and I'm wearing this t-shirt
03:00
here because as an entrepreneur and a
03:02
small business owner minority-owned
03:04
within the Bronx we one of the things
03:06
that the boogie down grind along with
03:08
with our Bronx native wanted to do was
03:10
actually pay homage to you know the
03:12
hustle that is the litter that our
03:14
women-owned businesses within within the
03:16
borough so we created this this campaign
03:18
called LeBrons
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and we're so in and we're gonna be
03:21
releasing it on social media really soon
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on the first week excuse me the last
03:26
week in April and on the 26 we're gonna
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highlight an enormous bunch of women
03:31
from the Bronx all wearing the LeBron
03:34
shirts on social media and actually add

03:36
an event at our space as well so we
03:38
talked about an entrepreneur as you
03:41
dream comes true right to be able to own
03:44
in your own community have your
03:46
community Commons support somebody's out
03:48
there watching right now who says I have
03:50
that vision of entrepreneurship maybe
03:51
there being a restaurant owner doing
03:53
that what if I to give them I mean look
03:55
I should say it one exact thank you all
03:58
right come on but anyway but it's you
04:02
know it's not always fun and games but
04:05
for the right type of person like being
04:08
your own boss is the real deal but it's
04:11
also involves like really digging in in
04:13
a way that you need to be prepared for
04:16
because ultimately you are chief cook
04:18
bottle-washer
04:19
you're cleaning the toilets you do the
04:21
whole thing but there is nothing like it
04:23
understanding you know really
04:25
understanding what your market is
04:26
and creating a kind of quality product
04:29
to support the people that are buying

04:31
into what you want to sell them I mean
04:32
there is there it feels like such a gift
04:35
because it really is to know that you've
04:37
got customers that you really love and
04:40
want to support but you got to be all in
04:42
if you want to do it yeah I've been
04:50
urban revitalization strategist and
04:52
developer for almost 20 years it took
04:55
but to get the coffee shop like up where
04:57
it is now about two and a three almost
04:59
three years yeah sometime so it takes a
05:02
little time you think oh so a lot of
05:04
stuff some patience and depend on you
05:07
know love and support of people you make
05:09
sure you're looking for the right
05:10
resources to get it done and I think
05:13
most importantly actually really take
05:15
care of yourself like pay attention to
05:16
your emotional physical spiritual needs
05:19
and know that you're not in this up by
05:21
yourself right there are a whole lot
05:23
different types of coffee shops but you
05:25
I like the first hip hop oh well
05:27
initially when we first opened it really

05:30
was just like a really specialty coffee
05:32
shop because we got word from our
05:34
community we did ton of them focus
05:37
groups and surveys to find out what
05:39
people wanted people just wanted a Wi-Fi
05:40
cafe the kind they find downtown and so
05:42
we did a really cute coffee shop our
05:44
partner was birch coffee who taught us
05:46
all about specialty coffee and it was
05:48
really cute you notice pressed
05:49
distressed wood exposed brick and then
05:52
it was just like no we need to expand
05:53
this and put our own kind of you know
05:55
stamp on it and we moved to a bigger
05:58
space and you know we host art projects
06:00
there weekend we really focused on
06:02
really looking at our culture that is
06:05
hip-hop and really putting it in our
06:07
space and so for us to see and really
06:10
embrace and know that it's ours to love
06:12
and we really love the idea that we're
06:15
not only paying homage to it but also
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just a launch to the people in our
06:18
community by having such a beautiful

06:20
space that they come to appreciate so
06:22
before we get out of here to help you
06:23
where to go how to check yeah oh we are
06:26
in the Hunts Point section of South
06:28
Bronx that boogie down grind we are on
06:30
Hunts Point Avenue 8 6 8 Hunts Point
06:32
Avenue at Seneca boogie down grind
06:35
dot-com at boogie down grind Instagram
06:38
Twitter and
06:39
oh okay the drug car against the
06:47
co-owner of the boogie down grad cafe
06:50
down listen swing by the cafe it is
06:53
located at 868 husband Avenue also you
06:55
check them out at boogie down grind
06:58
cafe.com and you find all the
07:00
information you need to know well let
07:02
you know you come to the end of our show
07:03
today I want to thank our guests for
07:05
joining us but most of all you the
07:06
viewer for tuning in now if you missed
07:07
any part of today's show you can catch
07:10
three cablecast at 5:00 and 10:00 p.m.
07:11
on optimum child 67 if you don't have
07:14
that you've got Verizon FiOS well guess

07:16
what we're on channel 33 I don't have
07:18
that well watch us on the web
07:19
rock step or special shout out to all
07:22
those watching on Manhattan neighborhood
07:23
network as open as broadcast live
07:26
simultaneously on the evident cherrylle
07:28
that about wraps it up for us here on
07:30
the Senate open I'm Darren haami got a
07:32
new shot sister hey what's up make sure
07:35
you keep this channel wide open take
07:36
care god bless you see you soon